

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 4720

June 17, 2009

Mr. Joe L. Price
Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC  28255

>      **RE:**     **Bank of America Corporation**
>                 **Form 10-K for the Fiscal Year Ended December 31, 2008**
>                 **Filed February 27, 2009**
>                 **Form 10-Q for the Period Ended March 31, 2009**
>                 **Filed May 7, 2009**

Dear Mr. Price,

     We have reviewed your response letter dated May 8, 2009 and have the following additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Notes to Consolidated Financial Statements

Note 8 – Securitizations
Credit Card Securitizations, page 136

1.     We have reviewed your response to prior comment four from our letter dated April 14, 2009.  In your response, you state that under the Emeralds program, the Master Trust ("trust") may issue up to $8.0 billion of Commercial Paper ("CP"). Further, we note your disclosure that the Corporation held $5.0 billion of investment grade securities in AFS debt securities issued by the trust due to illiquidity in the marketplace (indicating that you were required to buy maturity notes because the extended notes did not renew).  Please tell us and revise your

future filings to disclose whether the remaining $3 billion of CP issued by the trust is being rolled into new CP or if the CP has become extended notes. If extended notes, please revise to disclose your expectation with respect to whether you expect the notes to be renewed or if the Corporation will have to take on an additional $3 billion in maturity notes under its liquidity commitment. Provide us with your proposed future disclosure.

2.      Please tell us and revise your future filings to disclose whether the other liquidity providers hold debt senior to the $5.0 billion AFS debt securities you hold and quantify the amount of subordinated securities to support why you believe your investment is fully recoverable. Provide us with your proposed future disclosure.

Multi-Seller Conduits, page 139

3.      We note your disclosure regarding the collateral percentages of the Corporation's unconsolidated conduit liquidity commitments. Please revise your future filings to also quantify the dollar amounts of collateral. Additionally, revise to state if true, that these amounts represent amounts drawn on the facility.

Note 10- Goodwill and Intangible Assets, page 142

4.      We note your response to comment 6 to our letter dated April 14, 2009 where you indicate that you use the reporting units' economic capital as a proxy for the carrying amount for the reporting units in your goodwill impairment tests. Please respond to the following:

- Tell us in more detail how you allocated goodwill to your reporting units.

- If a reporting unit has more goodwill, is the economic capital allocated to it likely to increase or decrease, all other things being equal?

- Tell us whether you reconcile economic capital to the total book value of the company as a whole, and if so, the results of this analysis. If not, tell us why you do not believe this reconciliation is necessary.

- We note your response indicates that you believe using economic capital to measure the carrying value of the reporting units is a "conservative approach" but please tell us how you concluded that this methodology would not underestimate or overestimate the carrying amount of the reporting unit.

- We note your response indicates that you update economic capital on a quarterly basis. Please tell us whether the values determined vary significantly from quarter to quarter, and if so, why you believe this is appropriate and consistent with the guidance in paragraphs 32-33 of SFAS 142.

- Tell us in more detail how you concluded that the economic capital amount represented a good proxy for the carrying value of each reporting unit. For example, as the various risks change for each reporting unit, the economic capital amount would change accordingly. How did you conclude that the carrying values of the assets in the reporting unit, had the legal books been separately maintained at that level, would change similarly, particularly since the carrying value of the reporting unit would likely be based on a mix of fair value and amortized costs measurements?

- Tell us how any off-balance sheet risk, if any, is incorporated in the economic capital values, and how you concluded that any effect is appropriate.

- Tell us in more detail how you believe you can perform Step 2 of the goodwill impairment analysis when for purposes of Step 1 of the goodwill impairment test you are not actually considering the separate assets and liabilities of the reporting unit, but are instead just calculating the economic capital amount as a proxy.

5.      We note your response to prior comment 6 to our letter dated April 14, 2009 where you provide information about the fair values and carrying values of your reporting units as of June 30, 2008 and October 31, 2008. Please respond to the following:

- Tell us why the fair value of the Business Lending reporting unit increased by $5.7 billion from June 30, 2008 to October 31, 2008. As part of your response, discuss any specific key assumptions that changed and why, as well as whether there were any changes to the valuation techniques used. If the valuation technique changed, tell us whether you investigated further as to whether the increase in fair value was appropriate, and would have resulted had a similar methodology been used from period to period.

- Tell us why the fair value of the Columbia Management reporting unit increased by $2.4 billion from June 30, 2008 to October 31, 2008, particularly in light of the fact that the carrying amount of the reporting unit decreased by $1.7 billion during the same time period. Discuss any specific key assumptions that changed and why, as well as whether there were any changes to the valuation techniques used. If the valuation technique changed, tell us whether you investigated further as to whether the increase in fair value was

- In light of the thin cushion between the fair value and carrying value of the Capital Markets and Advisory Services reporting unit as of October 31, 2008, please tell us why you did not perform Step 2 of the goodwill reporting analysis. In this regard, we note that under a "stressed" scenario that you performed for other reporting unit(s) (i.e. Card Services), it appears quite likely this reporting unit would fail Step 1 of the goodwill impairment test.

- Your response indicates that you used the income approach to determine the fair values of each of your reporting units as of June 30, 2008. Your response also notes that due to market conditions, you determined that an alternative valuation to the income approach, the market approach, would provide further validity of the fair values of the reporting units as of October 31, 2008. Please clarify whether you used both the income and market approach as of October 31, 2008, and if so, the weighting of each approach, or whether you solely used the market approach. To the extent that you only used one valuation technique, tell us how you concluded this was appropriately, particularly in light of the guidance in paragraph 19 of SFAS 157 and given your historical practice of using an income approach to determine the fair value of your reporting units.

6. We note your response to prior comment 6 to our letter dated April 14, 2009 where you discuss that as of December 31, 2008 you only performed an impairment test on the Mortgage, Home Equity and Insurance Services (MHEIS) and Card Services reporting units. Please elaborate on your decision to only test these two reporting units for impairment in light of your approximate $40 billion decline in market capitalization. (or approximately 40% decline in value) from October 31, 2008 to December 31, 2008. In this regard, we note that the fair values of these two reporting units only declined by approximately $5 billion at those two dates. As part of your response, please discuss the factors and reporting units that you believe were the cause of the decline in market capitalization, and how you concluded that it was reasonable not to test any of the other remaining reporting units for impairment as of December 31, 2008.

7. We note your response to prior comment 6 to our letter dated April 14, 2009 where you discuss your methodology used to perform Step 2 of the goodwill impairment test for Card Services. On page 16 of your response, you indicate the key methodology used. Tell us how in determining the fair value of the reporting unit for Card Services as described on pages 16-17 you ensure not to double count any assets. Please ensure your response discusses the specific processes entailed,

and how this methodology interacts with the use of the economic capital approach in coming up with the carrying value of your reporting units.

8.  We note your response to prior comment 6 to our letter dated April 14, 2009 where you discuss the sensitivities of performing Step 2 of the goodwill impairment test for MHEIS and the fact that the loans and debt are the most sensitive and material fair values. On page 23 of your response, you discuss that the estimated fair value of the loan portfolios is intended to approximate an exit price that a marketplace participant would pay in an orderly transaction, including a market liquidity discount. However, based on disclosures made in the pro forma financial statements filed for Countrywide, your disclosure indicates that the non-impaired loans were recorded at the present value of amounts to be received at current interest rates, with the allowance also carried over. Please clarify how the Step 2 goodwill impairment test was performed and discuss whether you believe it was similar to how the original purchase price allocation was performed for the Countrywide acquisition.

9.  We note your response to prior comment 6 to our letter dated April 14, 2009 where you indicate that you engaged an independent third party to assist in performing the goodwill impairment tests. Please supplementally provide us with a copy of the valuation reports issued by the valuation firm for the tests performed as of October 31, 2008 and December 31, 2008.

10. We note your response to prior comment 6 to our letter dated April 14, 2009 where you indicate that you compared the market capitalization of the Company to the total fair value of the reporting units in the fourth quarter of 2008, and that the analysis indicated control premiums ranging from 48% to over 100% depending on the dates incorporated into the analysis. Please tell us whether, and how, the "All Other" reporting unit was considered in this analysis in light of your disclosure on page 12 of the response where you do not appear to have fully determined the fair value of this reporting unit. Furthermore, please provide a more detailed response regarding your analysis of the implied control premium range of 48% to over 100% including both qualitative and quantitative supporting analysis.

11. We note your response to prior comment 7 to our letter dated April 14, 2009 where you discuss the significant assumptions for MHEIS and Card Services. Please respond to the following:

- You state that the annual growth rate assumed for both MHEIS and Card
  Services was based on management's long-term projections. Please tell us
  what your historical growth rate was for each of these reporting units over
  both a 5 year and 10 year period.

- You state that the base cash flows for MHEIS were based on the net income
  for the twelve months ending June 30, 2008 with a normalized provision for
  loan losses which was calculated based on total assets of MHEIS as of June
  30, 2008 and the weighted average percentage ratio of the provision to total
  assets for the 2005, 2006 and 2007. Please tell us whether you assumed this
  normalized provision for all of the 10 years of the projected cash flows. If so,
  please tell us how you concluded this is reasonable given the known or likely
  knowable stresses that will occur over this 10 year future period.

- We note the significant increase (21%) in book value multiples from October
  31, 2008 to December 31, 2008. As part of your response, please tell us
  whether any of the market comparable companies included in the analyses at
  either date changed, and if so, why.

- You state that the selected control premium assumption utilized in the market
  approach for the MHEIS and Card Services reporting units was 30% and 25%
  respectively. Please provide us with a schedule that supports this assumption
  and tell us how you reconciled this assumption with the implied control
  premium range of 48% to over 100% discussed above.

12. We note your response to prior comment 7 to our letter dated April 14, 2009
    where you discuss the proposed disclosure you would include in future filings
    about goodwill. Please respond to the following:

    - We believe the most relevant disclosure would be the disclosure of goodwill,
      carrying value and estimated fair value for each reporting unit, and not simply
      the reporting units where the Company was required to perform Step 2 of the
      impairment analysis. For example, the staff believes this disclosure is
      relevant as it provides more forward looking insight into the potential for
      impairment charges in the future.

    - Your response indicates that you would propose to "qualitatively" discuss the
      significant assumptions and when impairment to goodwill may be required
      based on changes to these assumptions. The staff believes that this disclosure
      should be very specific to be the most relevant. For example, the staff
      believes the disclosure should be similar to your discussion on page 22 of
      your response where you indicate that a 100 basis point increase in the
      discount rate of a specific reporting unit could case the fair value to be below

the carrying value, or that a 325 basis point decline in perpetual growth rate could do so, and identify the reporting unit.

- Since you perform a reconciliation analysis of the total fair value of your reporting units to your market capitalization, please discuss the results of this analysis, the implied control premium that results, and management's conclusion as to how the implied premiums were reasonable.

Note 14 – Shareholders' Equity and Earnings Per Common Share
Preferred Stock, page 163

13.  We have reviewed your response to prior comment eight from our letter dated April 14, 2009.  Please provide us with the following additional information regarding the accounting for your preferred stock issued to the U.S. Treasury:

- You state that in order to determine the fair value of the Series N and Q preferred shares, you discount the cash flows from the contractual dividends over an 80 year period.  Please explain why you believe your fair value methodology using an 80 year period is appropriate, in light of your assumption that the shares have a five year life.

- Similar to the above, for the Series R preferred shares, explain in greater detail why you believe your fair value methodology using an 80 year life is appropriate, given your assumption that the shares have a ten year life.

- You state that when accreting the discount on the preferred shares, you will use a straight-line convention as a practical expedient for the effective interest method.  Please confirm to us that there are no material differences between the accretion amounts derived under this method and the effective interest method.

Form 10-Q for the period ended March 31, 2009

Note 4- Derivatives, page 15

14.  Please tell us the extent to which your first quarter results were impacted by the early settlement of derivative contracts where the counterparty was AIG.  If your results were impacted by such activities, please tell us and revise your future filings (here, and in MD&A as necessary) to discuss the circumstances surrounding the settlements, quantify the notional amount of the contracts involved, the amount of the gain or loss upon early settlement, and identify the line item in which such amounts are presented.

Note 10 – Goodwill and Intangible Assets, page 43

15.      We note your disclosure that due to the stress in Home Loans & Insurance and Global Card Services, the continued decline in your stock price during the first quarter and market conditions during the first quarter, you concluded that an additional impairment analysis was needed solely for these two reporting units during the first quarter.  Please elaborate on your decision to only test these two reporting units for impairment in light of the approximate $23 billion decline in market capitalization from December 31, 2008 to March 31, 2009, which was on top of an approximate $40 billion decline in market capitalization from October 31, 2008 to December 31, 2008, where you also only tested these two reporting units for impairment.  In this regard, based on disclosure on page 174, it appears that the fair values of these two reporting units actually increased by $6.7 billion since December 31, 2008 on a combined basis as opposed to decreased, and so neither of these reporting units would appear to explain the decline in market capitalization for the Company over this period.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response.  You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions regarding our comments.

Sincerely,

Hugh West
Accounting Branch Chief